SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 11, 2017

EXPLANATORY NOTE

This amendment (the “Amendment”) amends Sony Corporation’s (“Sony”) Form 6-K that was filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2017 (the “Form 6-K”).

The Amendment amends Sony’s quarterly securities report for the three months ended June 30, 2017 (the “QSR”) as filed on the Form 6-K. Sony amended the QSR solely to correct a typographical error in the second table under “(2) Other Comprehensive Income” on page 27. The amounts reclassified out of accumulated other comprehensive income for the three months ended June 30, 2017 was “(637)”, not “–” as set forth in the table.

Other than as expressly set forth above, the Amendment does not revise, update or amend the information presented in the QSR filed on the Form 6-K.

Quarterly Securities Report

For the three months ended June 30, 2017

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 7, 2017, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2017 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;

(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;

(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;

(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;

(vii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;

(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;

(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;

(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xiii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xvi)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xviii)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.

I    Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2016	Three months ended June 30, 2017	Fiscal year ended March 31, 2017
Sales and operating revenue	1,613,199	1,858,113	7,603,250
Operating income	56,192	157,611	288,702
Income before income taxes	57,016	148,894	251,619
Net income attributable to Sony Corporation’s stockholders	21,166	80,871	73,289
Comprehensive income (loss)	(30,981)	106,734	143,652
Total equity	3,068,446	3,233,238	3,135,422
Total assets	16,381,745	18,138,219	17,660,556
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	16.78	64.03	58.07
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	16.44	62.70	56.89
Ratio of stockholders’ equity to total assets (%)	14.7	14.3	14.1
Net cash provided by operating activities	16,186	51,108	809,262
Net cash used in investing activities	(219,178)	(193,360)	(1,253,973)
Net cash provided by (used in) financing activities	(98,553)	165,674	452,302
Cash and cash equivalents at end of the period	631,074	984,165	960,142

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	The Company reports equity in net income of affiliated companies as a component of operating income.

3.	Consumption taxes are not included in sales and operating revenue.

4.	Total equity is presented based on U.S. GAAP.

5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2017.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2018. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

As of June 30, 2017, the Company had 1,334 subsidiaries and 114 affiliated companies, of which 1,303 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 106 affiliated companies.

II   State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2017.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2017, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2017” submitted to the SEC on Form 6-K on August 1, 2017.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2017”

https://www.sec.gov/Archives/edgar/data/313838/000115752317002195/a51599174.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2017, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

During the three months ended June 30, 2017, the average rates of the yen were 111.1 yen against the U.S. dollar, which is 2.7 percent lower than the same quarter of the previous fiscal year (“year-on-year”) and 122.1 yen against the euro, which remains unchanged year-on-year.

For the three months ended June 30, 2017, sales were 1,858.1 billion yen, an decrease of 15.2 percent year-on-year, while on a constant currency basis, sales decreased approximately 14 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 157.6 billion yen was recorded for the three months ended June 30, 2017, an increase of 101.4 billion yen year-on-year (an increase of approximately 100.0 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Three months ended June 30
		2016	2017
MC	Sales	185.9	181.2	+1.1
	Operating income	0.4	3.6	+1.4
G&NS	Sales	330.4	348.1	+4.0
	Operating income	44.0	17.7	-2.4
IP&S	Sales	122.2	155.6	+1.4
	Operating income	7.5	23.2	-0.0
HE&S	Sales	235.9	256.9	+4.1
	Operating income	20.2	22.6	+0.2
Semiconductors	Sales	144.4	204.3	+4.3
	Operating income (loss)	(43.5)	55.4	+2.5

In addition, sales for the Pictures segment increased 12.3 percent year-on-year to 205.8 billion yen, an approximately 9 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 18.8 percent year-on-year to 168.6 billion yen, an approximately 17 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended June 30, 2016 from the three months ended June 30, 2017 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the three months ended June 30, 2016 to local currency-denominated monthly sales in the three months ended June 30, 2017. In the Pictures segment as well as Sony Music Entertainment and Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are aggregated on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2017, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2017” submitted to the SEC on Form 6-K on August 1, 2017.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2017”

https://www.sec.gov/Archives/edgar/data/313838/000115752317002195/a51599174.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Research and development costs for the three months ended June 30, 2017 totaled 101.8 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

As of June 30, 2017, Sony Corporation had 2,663 employees, a decrease of 3,522 employees from 6,185 employees as of March 31, 2017. The total number of employees decreased mainly due to the separation of its IP&S business. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 15, 2017. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 526.8 billion yen in unused committed lines of credit, as of June 30, 2017. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2019, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2018, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

III  Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2017)	As of the filing date of the Quarterly Securities Report (August 7, 2017)
Common stock	1,264,209,060	1,264,389,760	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,264,209,060	1,264,389,760	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during August 2017, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

3.	On July 18, 2017, the Company issued 155,000 new shares of restricted stock as compensation pursuant to the decision of the Representative Corporate Executive Officer dated June 30, 2017, which was made under the authority delegated by resolutions of the Board of Directors.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended June 30, 2017.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2017	445	1,264,209	717	861,362	717	1,075,055

Notes:

1.	The increase is due to the exercise of SARs.

2.	Upon the exercise of SARs during the period from July 1, 2017 to July 31, 2017 the total number of shares issued increased by 26 thousand shares, and the amount of common stock and the legal capital surplus increased by 49 million yen, respectively.

3.	Upon the issuance of new shares of restricted stock as compensation on July 18, 2017, the total number of shares issued increased by 155 thousand shares, and the amount of common stock and the legal capital surplus increased by 338 million yen, respectively.

vi) Status of Major Shareholders

(As of June 30, 2017)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	105,897	8.38
JPMorgan Chase Bank 380055 *2 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	85,745	6.78
Japan Trustee Services Bank, Ltd. (Trust account) *3	1-8-11, Harumi, Chuo-ku, Tokyo	67,349	5.33
The Master Trust Bank of Japan, Ltd. (Trust account) *3	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	66,898	5.29
State Street Bank and Trust Company *2 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	32,108	2.54
Japan Trustee Services Bank, Ltd. ( Trust account 5) *3	1-8-11, Harumi, Chuo-ku, Tokyo	26,006	2.06
State Street Bank and Trust Company 505223 *2 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,504	1.62
State Street Bank West Client - Treaty 505234 *2 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,396	1.61
Japan Trustee Services Bank, Ltd. (Trust account 1) *3	1-8-11, Harumi, Chuo-ku, Tokyo	19,347	1.53
Japan Trustee Services Bank, Ltd. (Trust account 2) *3	1-8-11, Harumi, Chuo-ku, Tokyo	19,137	1.51
Total		463,387	36.65
Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.

*2.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

*3.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of June 30, 2017, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of June 30, 2017, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27

6.	Capital Research and Management Company filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of April 7, 2017 and reported that it held shares of the Company as of March 31, 2017 as provided in the below table. As of June 30, 2017, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	90,945	7.20

vii) Status of Voting Rights

1) Shares Issued

(As of June 30, 2017)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,082,200	—	—
Shares with full voting rights (Others)	1,261,035,500	12,610,355	—
Shares constituting less than one full unit	2,091,360	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,264,209,060	—	—
Total voting rights held by all shareholders	—	12,610,355	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of June 30, 2017)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,082,200	—	1,082,200	0.09
Total	—	1,082,200	—	1,082,200	0.09
Note:	In addition to the 1,082,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)     Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2017 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV    Financial Statements

(1) Consolidated Financial Statements

(i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2017	At June 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	960,142	984,165
Marketable securities	1,051,441	1,098,894
Notes and accounts receivable, trade	1,006,961	1,075,304
Allowance for doubtful accounts and sales returns	(53,150)	(48,627)
Inventories	640,835	728,124
Other receivables	223,632	254,852
Prepaid expenses and other current assets	525,861	566,326
Total current assets	4,355,722	4,659,038
Film costs	336,928	352,128
Investments and advances:
Affiliated companies	149,371	150,263
Securities investments and other	9,962,422	10,141,062
	10,111,793	10,291,325
Property, plant and equipment:
Land	117,293	117,180
Buildings	666,381	670,453
Machinery and equipment	1,842,852	1,848,760
Construction in progress	28,779	35,934
	2,655,305	2,672,327
Less – Accumulated depreciation	1,897,106	1,915,217
	758,199	757,110
Other assets:
Intangibles, net	584,185	576,217
Goodwill	522,538	525,920
Deferred insurance acquisition costs	568,837	578,186
Deferred income taxes	98,958	75,775
Other	323,396	322,520
	2,097,914	2,078,618
Total assets	17,660,556	18,138,219

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2017	At June 30, 2017
LIABILITIES
Current liabilities:
Short-term borrowings	464,655	534,092
Current portion of long-term debt	53,424	204,275
Notes and accounts payable, trade	539,900	676,663
Accounts payable, other and accrued expenses	1,394,758	1,312,946
Accrued income and other taxes	106,037	117,048
Deposits from customers in the banking business	2,071,091	2,103,944
Other	591,874	589,113
Total current liabilities	5,221,739	5,538,081
Long-term debt	681,462	601,540
Accrued pension and severance costs	396,715	399,383
Deferred income taxes	432,824	430,614
Future insurance policy benefits and other	4,834,492	4,921,431
Policyholders’ account in the life insurance business	2,631,073	2,699,854
Other	314,771	301,837
Total liabilities	14,513,076	14,892,740
Redeemable noncontrolling interest	12,058	12,241
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2017–Shares authorized: 3,600,000,000, shares issued: 1,263,763,660	860,645
At June 30, 2017–Shares authorized: 3,600,000,000, shares issued: 1,264,209,060		861,362
Additional paid-in capital	1,275,337	1,276,718
Retained earnings	984,368	1,065,238
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,635	123,692
Unrealized losses on derivative instruments, net	(58)	(423)
Pension liability adjustment	(308,736)	(306,437)
Foreign currency translation adjustments	(436,610)	(423,916)
	(618,769)	(607,084)
Treasury stock, at cost
Common stock
At March 31, 2017–1,073,222 shares	(4,335)
At June 30, 2017–1,082,243 shares		(4,371)
	2,497,246	2,591,863
Noncontrolling interests	638,176	641,375
Total equity	3,135,422	3,233,238
Total liabilities and equity	17,660,556	18,138,219

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2016	2017
Sales and operating revenue:
Net sales	1,362,517	1,528,643
Financial services revenue	230,909	301,360
Other operating revenue	19,773	28,110
	1,613,199	1,858,113
Costs and expenses:
Cost of sales	1,015,623	1,115,092
Selling, general and administrative	338,097	357,379
Financial services expenses	181,631	255,258
Other operating (income) expense, net	20,873	(26,111)
	1,556,224	1,701,618
Equity in net income (loss) of affiliated companies	(783)	1,116
Operating income	56,192	157,611
Other income:
Interest and dividends	3,227	8,785
Foreign exchange gain, net	1,615	—
Other	1,102	1,133
	5,944	9,918
Other expenses:
Interest	3,801	4,516
Foreign exchange loss, net	—	12,968
Other	1,319	1,151
	5,120	18,635
Income before income taxes	57,016	148,894
Income taxes	20,475	54,496
Net income	36,541	94,398
Less - Net income attributable to noncontrolling interests	15,375	13,527
Net income attributable to Sony Corporation’s stockholders	21,166	80,871

	Yen
	Three months ended June 30
	2016	2017
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	16.78	64.03
– Diluted	16.44	62.70

The accompanying notes are an integral part of these statements.

(iii)  Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2016	2017
Net income	36,541	94,398
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	20,395	(3,189)
Unrealized losses on derivative instruments	(145)	(365)
Pension liability adjustment	3,226	2,305
Foreign currency translation adjustments	(90,998)	13,585
Total comprehensive income (loss)	(30,981)	106,734
Less – Comprehensive income attributable to noncontrolling interests	25,000	14,178
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(55,981)	92,556

The accompanying notes are an integral part of these statements.

(iv)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2016	2017
Cash flows from operating activities:
Net income	36,541	94,398
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	93,557	83,263
Amortization of film costs	61,229	79,318
Accrual for pension and severance costs, less payments	3,449	2,067
Other operating (income) expense, net	20,873	(26,111)
(Gain) loss on sale or devaluation of securities investments, net	(72)	44
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	47,138	(39,151)
Loss on revaluation or impairment of securities investments held in the financial services business, net	2	46
Deferred income taxes	(266)	9,833
Equity in net loss of affiliated companies, net of dividends	2,533	256
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(80,709)	(68,488)
Increase in inventories	(75,044)	(83,354)
Increase in film costs	(98,223)	(94,966)
Increase in notes and accounts payable, trade	76,274	134,162
Increase (decrease) in accrued income and other taxes	(2,776)	4,021
Increase in future insurance policy benefits and other	55,216	137,960
Increase in deferred insurance acquisition costs	(20,528)	(21,617)
Increase in marketable securities held in the financial services business for trading purposes	(26,702)	(12,944)
Increase in other current assets	(75,600)	(54,957)
Decrease in other current liabilities	(62,884)	(92,573)
Other	62,178	(99)
Net cash provided by operating activities	16,186	51,108

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2016	2017
Cash flows from investing activities:
Payments for purchases of fixed assets	(106,002)	(56,663)
Proceeds from sales of fixed assets	1,829	3,257
Payments for investments and advances by financial services business	(205,729)	(256,254)
Payments for investments and advances (other than financial services business)	(2,585)	(4,442)
Proceeds from sales or return of investments and collections of advances by financial services business	88,144	94,201
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,383	2,363
Proceeds from sales of businesses	—	9,378
Other	2,782	14,800
Net cash used in investing activities	(219,178)	(193,360)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,031	71,316
Payments of long-term debt	(48,607)	(4,173)
Increase (decrease) in short-term borrowings, net	(34,895)	70,684
Increase in deposits from customers in the financial services business, net	12,406	49,827
Dividends paid	(12,679)	(12,687)
Other	(15,809)	(9,293)
Net cash provided by (used in) financing activities	(98,553)	165,674
Effect of exchange rate changes on cash and cash equivalents	(50,993)	601
Net increase (decrease) in cash and cash equivalents	(352,538)	24,023
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142
Cash and cash equivalents at end of the period	631,074	984,165

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures required by U.S. GAAP for interim periods which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(2)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2016 have been made to conform to the presentation for the three months ended June 30, 2017.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2017				June 30, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,161,493	182,836	(928)	1,343,401	1,152,719	179,348	(894)	1,331,173

Japanese local government bonds	60,450	144	(63)	60,531	65,815	94	(100)	65,809

Japanese corporate bonds	163,785	7,864	(1,846)	169,803	175,252	7,209	(1,849)	180,612

Foreign government bonds	27,601	359	(918)	27,042	29,517	833	(563)	29,787

Foreign corporate bonds	396,097	4,168	(719)	399,546	400,917	2,817	(682)	403,052

Other	15,192	—	(0)	15,192	73,711	0	(0)	73,711
	1,824,618	195,371	(4,474)	2,015,515	1,897,931	190,301	(4,088)	2,084,144

Equity securities	55,928	69,937	(377)	125,488	55,818	69,617	(271)	125,164

Held-to-maturity securities:
Japanese national government bonds *	5,661,191	1,520,904	(30,553)	7,151,542	5,691,914	1,484,650	(35,405)	7,141,159

Japanese local government bonds	4,101	449	—	4,550	4,040	435	—	4,475

Japanese corporate bonds	230,011	12,346	(22,071)	220,286	271,230	11,842	(24,954)	258,118

Foreign government bonds	253,019	5,269	(22,868)	235,420	275,209	10,237	(15,845)	269,601

Foreign corporate bonds	198	18	—	216	198	17	—	215
	6,148,520	1,538,986	(75,492)	7,612,014	6,242,591	1,507,181	(76,204)	7,673,568

Total	8,029,066	1,804,294	(80,343)	9,753,017	8,196,340	1,767,099	(80,563)	9,882,876

* As of June 30, 2017, held-to-maturity securities include 279,434 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	611,108	310,212	—	921,320	921,320	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,343,401	—	1,343,401	18,483	1,324,918	—	—
Japanese local government bonds	—	60,531	—	60,531	8,518	52,013	—	—
Japanese corporate bonds	—	168,493	1,310	169,803	8,433	161,370	—	—
Foreign government bonds	—	27,042	—	27,042	1,007	26,035	—	—
Foreign corporate bonds	—	358,369	41,177	399,546	86,708	312,838	—	—
Other	—	—	15,192	15,192	—	15,192	—	—
Equity securities	125,306	182	—	125,488	—	125,488	—	—
Other investments *1	6,589	4,525	10,483	21,597	—	21,597	—	—
Derivative assets *2, *3	981	26,279	—	27,260	—	—	25,409	1,851
Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851
Liabilities:
Derivative liabilities*2,*3	520	33,930	—	34,450	—	—	15,743	18,707
Total liabilities	520	33,930	—	34,450	—	—	15,743	18,707

	Yen in millions
	June 30, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	655,582	315,099	—	970,681	970,681	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,331,173	—	1,331,173	16,998	1,314,175	—	—
Japanese local government bonds	—	65,809	—	65,809	10,389	55,420	—	—
Japanese corporate bonds	—	180,612	—	180,612	8,712	171,900	—	—
Foreign government bonds	—	29,787	—	29,787	—	29,787	—	—
Foreign corporate bonds	—	363,288	39,764	403,052	86,595	316,457	—	—
Other	—	—	73,711	73,711	—	73,711	—	—
Equity securities	124,972	192	—	125,164	—	125,164	—	—
Other investments *1	6,846	4,823	10,299	21,968	—	21,968	—	—
Derivative assets *2, *3	1,154	24,821	—	25,975	—	—	24,002	1,973
Total assets	788,554	2,315,604	123,774	3,227,932	1,093,375	2,108,582	24,002	1,973
Liabilities:
Derivative liabilities*2,*3	131	43,359	—	43,490	—	—	24,819	18,671
Total liabilities	131	43,359	—	43,490	—	—	24,819	18,671

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1) Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2016 and 2017 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	268	—	268
Stock-based compensation	568	—	568
Comprehensive income:
Net income	21,166	15,375	36,541
Other comprehensive income, net of tax ―
Unrealized gains on securities	9,029	11,366	20,395
Unrealized losses on derivative instruments	(145)	—	(145)
Pension liability adjustment	3,216	10	3,226
Foreign currency translation adjustments	(89,247)	(1,751)	(90,998)
Total comprehensive income (loss)	(55,981)	25,000	(30,981)
Dividends declared	—	(16,434)	(16,434)
Transactions with noncontrolling interests shareholders and other	(26)	(9,359)	(9,385)
Balance at June 30, 2016	2,408,169	660,277	3,068,446

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	2,497,246	638,176	3,135,422
Exercise of stock acquisition rights	1,434	—	1,434
Stock-based compensation	530	—	530
Comprehensive income:
Net income	80,871	13,527	94,398
Other comprehensive income, net of tax ―
Unrealized losses on securities	(2,943)	(246)	(3,189)
Unrealized losses on derivative instruments	(365)	—	(365)
Pension liability adjustment	2,299	6	2,305
Foreign currency translation adjustments	12,694	891	13,585
Total comprehensive income	92,556	14,178	106,734
Dividends declared	—	(12,134)	(12,134)
Transactions with noncontrolling interests shareholders and other	97	1,155	1,252
Balance at June 30, 2017	2,591,863	641,375	3,233,238

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2016 and 2017.

(2)  Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2016 and 2017 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income (loss) before reclassifications	21,571	(2,628)	(35)	(90,998)	(72,090)
Amounts reclassified out of accumulated other comprehensive income	(1,176)	2,483	3,261	—	4,568
Net current-period other comprehensive income (loss)	20,395	(145)	3,226	(90,998)	(67,522)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	11,366	—	10	(1,751)	9,625
Balance at June 30, 2016	149,765	(1,343)	(368,523)	(510,364)	(730,465)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income (loss) before reclassifications	(2,914)	(627)	(44)	14,222	10,637
Amounts reclassified out of accumulated other comprehensive income	(275)	262	2,349	(637)	1,699
Net current-period other comprehensive income (loss)	(3,189)	(365)	2,305	13,585	12,336
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(246)	—	6	891	651
Balance at June 30, 2017	123,692	(423)	(306,437)	(423,916)	(607,084)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for three months ended June 30, 2016 and 2017 is as follows:

	Yen in millions
	Three months ended June 30
	2016	2017
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	21,166	80,871

	Thousands of shares
Weighted-average shares outstanding	1,261,523	1,262,920
Effect of dilutive securities:
Stock acquisition rights	1,730	3,000
Zero coupon convertible bonds	23,962	23,962
Weighted-average shares for diluted EPS computation	1,287,215	1,289,882

	Yen
Basic EPS	16.78	64.03
Diluted EPS	16.44	62.70

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2016 and 2017 were 9,679 thousand shares and 5,658 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Sale of equity interest in Sony Electronics Huanan Co., Ltd.

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer was approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars, all of which is subject to customary post-closing adjustments. As the result of the transfer, Sony recognized a gain on transfer totaling 27,529 million yen in other operating (income) expense, net in the consolidated statement of income for the three months ended June 30, 2017.

7.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2017, the total unused portion of the lines of credit extended under these contracts was 31,771 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding commitments as of June 30, 2017 amounted to 346,118 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within two years. As of June 30, 2017, these subsidiaries were committed to make payments under such contracts of 129,142 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2017, these subsidiaries were committed to make payments of 61,686 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly within two years. As of June 30, 2017, this subsidiary was committed to make payments of 14,427 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of June 30, 2017, Sony has committed to make payments of 5,107 million yen under such long-term contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2017 amounted to 3,457 million yen.

8.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The Mobile Communications (“MC”) segment includes the manufacture and sales of mobile phones and an Internet-related service businesses. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Semiconductors segment includes the image sensors business. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Segment sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2016	2017
Sales and operating revenue:
Mobile Communications -
Customers	184,868	179,066
Intersegment	1,055	2,121
Total	185,923	181,187
Game & Network Services -
Customers	310,768	323,051
Intersegment	19,611	25,011
Total	330,379	348,062
Imaging Products & Solutions -
Customers	120,365	154,117
Intersegment	1,861	1,518
Total	122,226	155,635
Home Entertainment & Sound -
Customers	234,915	256,465
Intersegment	1,004	402
Total	235,919	256,867
Semiconductors -
Customers	118,273	172,679
Intersegment	26,157	31,582
Total	144,430	204,261
Pictures -
Customers	183,123	205,670
Intersegment	194	141
Total	183,317	205,811
Music -
Customers	138,409	165,076
Intersegment	3,495	3,496
Total	141,904	168,572
Financial Services -
Customers	230,909	301,360
Intersegment	1,810	1,800
Total	232,719	303,160
All Other -
Customers	84,936	94,104
Intersegment	15,828	15,136
Total	100,764	109,240
Corporate and elimination	(64,382)	(74,682)
Consolidated total	1,613,199	1,858,113

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2016	2017
Operating income (loss):
Mobile Communications	415	3,616
Game & Network Services	44,031	17,733
Imaging Products & Solutions	7,506	23,204
Home Entertainment & Sound	20,241	22,583
Semiconductors	(43,549)	55,442
Pictures	(10,640)	(9,497)
Music	15,876	25,022
Financial Services	48,547	46,223
All Other	(6,953)	(8,231)
Total	75,474	176,095
Corporate and elimination	(19,282)	(18,484)
Consolidated operating income	56,192	157,611
Other income	5,944	9,918
Other expenses	(5,120)	(18,635)
Consolidated income before income taxes	57,016	148,894

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2016	2017
Mobile Communications	184,868	179,066

Game & Network Services
Hardware	119,165	98,315
Network	145,558	195,302
Other	46,045	29,434
Total	310,768	323,051

Imaging Products & Solutions
Still and Video Cameras	75,529	105,863
Other	44,836	48,254
Total	120,365	154,117

Home Entertainment & Sound
Televisions	166,293	179,374
Audio and Video	68,307	76,722
Other	315	369
Total	234,915	256,465

Semiconductors	118,273	172,679

Pictures
Motion Pictures	75,322	70,274
Television Productions	44,193	61,898
Media Networks	63,608	73,498
Total	183,123	205,670

Music
Recorded Music	89,706	99,822
Music Publishing	15,651	16,858
Visual Media and Platform	33,052	48,396
Total	138,409	165,076

Financial Services	230,909	301,360
All Other	84,936	94,104
Corporate	6,633	6,525
Consolidated total	1,613,199	1,858,113

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

	Yen in millions
	Three months ended June 30
	2016	2017
Depreciation and amortization:
Mobile Communications	5,151	4,585
Game & Network Services	5,529	6,904
Imaging Products & Solutions	6,085	5,861
Home Entertainment & Sound	5,153	4,989
Semiconductors	25,306	23,802
Pictures	4,934	5,972
Music	3,687	4,142
Financial Services, including deferred insurance acquisition costs	24,363	15,107
All Other	2,305	1,723
Total	82,513	73,085

Corporate	11,044	10,178

Consolidated total	93,557	83,263

	Yen in millions
	Three months ended June 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	322	—	322
Game & Network Services	110	—	110
Imaging Products & Solutions	7	—	7
Home Entertainment & Sound	12	—	12
Semiconductors	3	—	3
Pictures	835	—	835
Music	110	—	110
Financial Services	—	—	—
All Other and Corporate	346	—	346
Consolidated total	1,745	—	1,745

	Yen in millions
	Three months ended June 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	649	0	649
Game & Network Services	—	—	—
Imaging Products & Solutions	12	—	12
Home Entertainment & Sound	15	—	15
Semiconductors	—	—	—
Pictures	570	—	570
Music	7	—	7
Financial Services	—	—	—
All Other and Corporate	1,185	0	1,185
Consolidated total	2,438	0	2,438

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2016	2017
Japan	511,411	619,741
United States	353,614	360,936
Europe	345,517	351,750
China	109,073	162,216
Asia-Pacific	191,670	247,398
Other Areas	101,914	116,072
Total	1,613,199	1,858,113

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2016 and 2017.

(2) Other Information

(1) Dividends declared

A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on April 28, 2017 as below:

1.

Total amount of year-end cash dividends:

12,627 million yen

2.

Amount of year-end cash dividends per share:

10.00 yen

3.

Payment date:

May 31, 2017

Year-end cash dividends for the fiscal year ended March 31, 2017 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2017.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2017.

(2) Litigation

For the legal proceedings, please refer to “IV Financial Statements - Notes to Consolidated Financial Statements – 7. Commitments, contingent liabilities and other”.

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